UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities)

Sayed M. Darwish

Chief Legal Officer and Executive Vice President, Corporate Development

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

(408) 586-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark A. Bertelsen

Jose F. Macias

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$250,000,000	$34,100

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of shares of common stock of Polycom, Inc. at a price not greater than $11.50 and not less $10.00 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	34,100	Filing Party:	Polycom, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	September 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 13, 2013, as amended on September 17, 2013 (the “Schedule TO”) by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by Polycom to purchase up to $250 million in value of shares of its common stock, par value $0.0005 per share (the “Shares”), at a price not greater than $11.50 nor less than $10.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

Item 4.	Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the 20th paragraph in Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase in its entirety as follows:

“Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Final Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt of any Shares tendered, including pursuant to the guaranteed delivery procedures) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer on or prior to the Expiration Date, or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder (whether or not we waive similar defects or irregularities in the case of other stockholders), and our interpretation of the terms of the Offer will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give any such notification.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the 3rd paragraph in Section 4 (“Withdrawal Rights”) of the Offer to Purchase in its entirety as follows:

“We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first paragraph in Section 7 (“Conditions of the Offer”) of the Offer to Purchase in its entirety as follows:

“The Offer is not conditioned on any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the last paragraph in Section 7 (“Conditions of the Offer”) of the Offer to Purchase in its entirety as follows:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time on or prior to the Expiration Date in our reasonable discretion. The right to assert a condition will be deemed an ongoing right that may be asserted by us at any time prior to the Expiration Date. If a condition is triggered, we will need to waive that condition prior to the Expiration Date in order to proceed with the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date in accordance with applicable law and provide additional disclosure as required by applicable law. All offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived before the Expiration Date, and we will have no right to exercise any of the conditions after the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. See Section 14.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the 1st paragraph in Section 16 (“Miscellaneous”) of the Offer to Purchase in its entirety as follows:

“We are not aware of any state where the making of the Offer is not in compliance with applicable law. If we become aware of any state where the making of the Offer is not in compliance with the laws of such state, we will make a good faith effort to comply with the applicable state law. If, after good faith effort, we cannot comply with the applicable state law, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares residing in that state. In any state where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the 4th paragraph in Section 16 (“Miscellaneous”) of the Offer to Purchase in its entirety as follows:

“Rule 13e-4(f) under the Exchange Act prohibits us and our affiliates from purchasing any Shares other than in the Offer until at least ten business days after the Expiration Date. Accordingly, any additional purchases outside of the Offer may not be consummated until at least ten business days after the Expiration Date.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(c) Plans. Item 6 of the Schedule TO is hereby amended and supplemented by amending and restating the sentence before the bullet points in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase in its entirety as follows:

“Except as disclosed or incorporated by reference in this Offer to Purchase, neither Polycom nor its executive officers, directors or affiliates (including executive officers and directors of Polycom’s affiliates) have any plans, proposals or negotiations underway that relate to or would result in:”

Item 7.	Source and Amount of Funds or Other Consideration.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. On September 13, 2013, the Credit Agreement described in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase was closed and funded. The Company has no alternative financing arrangements or plans other than those described herein.

Item 11.	Additional Information.

(b) Other Material Information. Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the 5th paragraph on page 8 of the Letter of Transmittal in its entirety as follows:

“The undersigned agrees that:”

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating Instruction 9 on page 16 of the Letter of Transmittal in its entirety as follows:

“9. Waiver of Conditions; Irregularities. All questions as to the number of Shares to be accepted, the purchase price to be paid for Shares to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares and the validity (including time of receipt) and form of any notice of withdrawal of tendered Shares will be determined by Polycom, in its sole discretion, and such determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. Polycom may delegate power in whole or in part to the Depositary. Polycom reserves the absolute right to reject any or all tenders of any Shares that Polycom determines are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion of Polycom’s counsel, be unlawful. Polycom reserves the absolute right to reject any notices of withdrawal that it determines are not in proper form. Polycom also reserves the absolute right, subject to the applicable rules and regulations of the Securities and Exchange Commission, to waive any of the conditions of the Offer prior to the Expiration Date, or any defect or irregularity in any tender or withdrawal with respect to any particular Shares or any particular stockholder (whether or not Polycom waives similar defects or irregularities in the case of other stockholders), and Polycom’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender or withdrawal of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering or withdrawing stockholder or waived by Polycom. Polycom will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender or withdrawal of Shares. Unless waived, any defects or irregularities in connection with tenders or withdrawals must be cured within the period of time Polycom determines. None of Polycom, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any tender or withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2013

POLYCOM, INC.

By:	/s/ Sayed M. Darwish

Name:	Sayed M. Darwish
Title:	Chief Legal Officer, Executive Vice President of Corporate Development and Secretary